Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

February 8, 2023

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on February 8, 2023, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On February 8, 2023, the Company provided an update on the previously announced review and evaluation of strategic alternatives. Based on the results and response of the strategic review process, the Board of Directors had determined to prioritize the sale of all or a portion of the Company’s assets, including its intellectual property portfolio of over 235 patents and patent applications.

While the Company continued to seek alternatives, effective immediately as of the date of the news release, the Company would initiate further cost-cutting measures including a layoff of 48 employees at the Chapel Hill operations of the Company’s wholly owned subsidiary, which includes all employees furloughed on December 6, 2022.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Provides Corporate Update

Announces Further Costing Reduction Activities and Updates to Strategic Review Process

TORONTO, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Titan Medical Inc. (the “Company” or “Titan”) (Nasdaq: TMDI; TSX: TMD) today provided an update on the previously announced review and evaluation of strategic alternatives.

As previously disclosed on November 30, 2022, Titan’s Board of Directors determined that it was in the best interests of the Company and its stakeholders to undertake a review and evaluation of strategic alternatives and engaged Raymond James as the Company’s financial advisor.

At the direction of the Board, Titan’s financial advisor and members of Titan’s leadership team conducted a comprehensive outreach to over 40 potential counterparties, engaged in a number of management presentations and cooperated in confidential due diligence reviews by a subset of the potential counterparties. Unfortunately, none of the parties expressed an interest in acquiring the Company’s business and none chose to submit a proposal despite numerous extensions by the Company to the Board imposed process deadline to provide interested parties additional time and access. The specialized nature of the Company’s technology and the time to bring a product to market presented a smaller pool of potentially interested parties. A number of the parties cited the stage and focus of the Company’s technology development, the party’s financial circumstances, and a priority focus on the party’s own current business operations. Furthermore, the current economic environment and market conditions continue to provide significant challenges to potential acquirers, strategic partners and investors.

Accordingly, given the results and response of the strategic review process, the Board has determined to prioritize the sale of all or a portion of the Company’s assets, including its intellectual property portfolio of over 235 patents and patent applications. While the Company continues to seek alternatives, effective immediately, the Company will initiate further cost-cutting measures including a layoff of 48 employees at the Chapel Hill operations of the Company’s wholly owned subsidiary, which includes all employees furloughed on December 6, 2022. With these cuts, the Company’s remaining 18 employees will focus on i) supporting a potential strategic transaction including a sale of the Company’s assets; ii) continuing to complete deliverables pursuant to certain contractual development and supply obligations; iii) maintaining its intellectual property portfolio; and iv) continuing corporate administrative and compliance obligations. Having regard to its working capital limitations, the Company has halted all expenditures related to the development of its Enos™ single-access RAS system, including work on the investigational device exemption (IDE) filing with the U.S. Food and Drug Administration (FDA). The Company will consider further cost-cutting measures, including further reductions in workforce, as needed, based on determinations that it will make in consultation with its advisors and having regard to an ongoing strategic review process.

The Company also reports that Heather Knight has resigned as a member of the Board of Directors effective February 7, 2023.

“We remain open to all strategic options, including the sale of all or a portion of the Company’s assets, in the best interests of the Company. While we truly appreciate the impact of these changes on our stakeholders including our employees, our strategic review process has led us to believe that interest remains in the Company’s assets and some of its technology. We are implementing cost reductions in an effort to preserve cash while maintaining the value of the Company’s technology and other key assets in considering any further strategic alternatives,” said Cary Vance, President and CEO of Titan Medical. “On behalf of the Board, I would like to thank Heather for her valuable input and thoughtful guidance as a Board member.”

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, was focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system was being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. On November 30, 2022, the Company announced the commencement of a strategic review process that considered a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the Company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the Company’s strategic review process and the result thereof; the strategic alternatives arising from the Company’s strategic review process; the economic environment and financial market conditions as related to the Company and its business; the cost-cutting measures of the Company, including but not limited to any workforce reductions; the Company’s assets and the value thereof; a sale of all or a portion of the Company’s assets; and the Enos™ system providing a surgical experience that imitates real-life movements.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the Company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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